DODD-FRANK CLAWBACK POLICY
RESPONSIBLE
DEPARTMENTS:	PREPARED/REVISED BY:	DATE PREPARED/REVISED:
Human Resources	Paul Carney, Chief Human	September 20, 2023
Resources Officer
NOMINATING AND COMPENSATION COMMITTEE APPROVAL		Page 1 of 6
DATE: SEPTEMBER 21, 2023 EFFECTIVE OCT 2, 2023

The Nominating and Compensation Committee (the “Compensation Committee”) of the Board of Directors of Carter Bankshares, Inc. (the “Company”) has adopted the following Dodd-Frank Clawback Policy (this “Policy”) on September 21, 2023, effective as of October 2, 2023 (the “Effective Date”). To the extent both this Policy and any pre-existing plan, agreement or policy (an “Existing Agreement”) would require recoupment of the same Erroneously Awarded Compensation (as defined in this Policy), this Policy will govern. Any Existing Agreement otherwise continues to apply according to its terms, including to Incentive-Based Compensation (as defined in this Policy) approved, awarded or granted prior to the Effective Date that is not covered by this Policy.

1.          Purpose. The purpose of this Policy is to provide for the recoupment of certain incentive compensation pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder, and Nasdaq Listing Rule 5608 (collectively, the “Dodd-Frank Rules”).

2.          Administration. This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

3.          Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

             (a)       “Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

                (b)         “Affiliate” shall mean each entity that directly or indirectly controls, is controlled by, or is under common control with the Company.

             (c)       “Clawback Eligible Incentive Compensation” shall mean Incentive-Based Compensation Received by a Covered Executive (i) on or after the Effective Date, (ii) after beginning service as a Covered Executive, (iii) if such individual served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation (irrespective of whether such individual continued to serve as a Covered Executive upon or following the Restatement Trigger Date), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period. For the avoidance of doubt, Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date could, by the terms of this Policy, include amounts approved, awarded, or granted prior to such date.

                 (d)          “Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Trigger Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of at least nine months shall count as a completed fiscal year).

                  (e)          “Company Group” shall mean the Company and its Affiliates.

             (f)       “Covered Executive” shall mean any “executive officer” of the Company as defined under the Dodd-Frank Rules, and, for the avoidance of doubt, includes each individual identified as an executive officer of the Company in accordance with Item 401(b) of Regulation S-K under the Exchange Act.

             (g)       “Erroneously Awarded Compensation” shall mean the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. With respect to any compensation plan or program that takes into account Incentive-Based Compensation, the amount contributed to a notional account that exceeds the amount that otherwise would have been contributed had it been determined based on the restated amount, computed without regard to any taxes paid, shall be considered Erroneously Awarded Compensation, along with earnings accrued on that notional amount.

                 (h)       “Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a measure need not be presented in the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “SEC”) in order to be considered a Financial Reporting Measure.

                 (i)          “Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

             (j)       “Received” shall mean the deemed receipt of Incentive-Based Compensation. Incentive-Based Compensation shall be deemed received for this purpose in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.

              (k)       “Restatement Trigger Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.          Recoupment of Erroneously Awarded Compensation. Upon the occurrence of a Restatement Trigger Date, the Company shall recoup Erroneously Awarded Compensation reasonably promptly, in the manner described below. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation under this Policy is not dependent on if or when restated financial statements are filed following the Restatement Trigger Date.

             (a)       Process. The Compensation Committee shall use the following process for recoupment:

                    (i)       First, the Compensation Committee will determine the amount of any Erroneously Awarded Compensation for each Covered Executive in connection with such Accounting Restatement. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Compensation Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”)).

                           (ii)         Second, the Compensation Committee will provide each affected Covered Executive with a written notice stating the amount of the Erroneously Awarded Compensation, a demand for recoupment, and the means of recoupment that the Company will accept.

             (b)       Means of Recoupment. The Compensation Committee shall have discretion to determine the appropriate means of recoupment of Erroneously Awarded Compensation, which may include without limitation: (i) recoupment of cash or shares of Company stock, (ii) forfeiture of unvested cash or equity awards (including those subject to service-based and/or performance- based vesting conditions), (iii) cancellation of outstanding vested cash or equity awards (including those for which service-based and/or performance-based vesting conditions have been satisfied), (iv) to the extent consistent with Section 409A of the Internal Revenue Code of 1986, as amended

(“Section 409A”), offset of other amounts owed to the Covered Executive or forfeiture of deferred compensation, (v) reduction of future compensation, and (vi) any other remedial or recovery action permitted by law. Notwithstanding the foregoing, the Company Group makes no guarantee as to the treatment of such amounts under Section 409A, and shall have no liability with respect thereto. For the avoidance of doubt, appropriate means of recoupment may involve amounts approved, awarded, or granted prior to the Effective Date. Except as set forth in Section 4(d) below, in no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.

                 (c)         Failure to Repay. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company Group when due (as determined in accordance with Section 4(a) above), the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate to recoup such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recouping such Erroneously Awarded Compensation.

                  (d)          Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation if one of the following conditions is met and the Compensation Committee determines that recoupment would be impracticable:

                              (i)       The direct expense paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recouped, after the Company has made a reasonable attempt to recoup the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to Nasdaq; or

                          (ii)         Recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.          Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Dodd-Frank Rules.

6.          Indemnification Prohibition. No member of the Company Group shall be permitted to indemnify any current or former Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is recouped pursuant to the terms of this Policy, or (ii) any claims relating to the Company Group’s enforcement of its rights under this Policy. The Company may not pay or reimburse any Covered Executive for the cost of third-party insurance purchased by a Covered Executive to fund potential recoupment obligations under this Policy.

7.          Acknowledgment. To the extent required by the Compensation Committee, each Covered Executive shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Covered Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Executive will be fully bound by, and must comply with, the Policy, whether or not such Covered Executive has executed and returned such acknowledgment form to the Company.

8.          Interpretation. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Compensation Committee intends that this Policy be interpreted consistent with the Dodd-Frank Rules.

9.          Amendment; Termination. The Compensation Committee or the Board may amend or terminate this Policy from time to time in its discretion, including as and when it determines that it is legally required to do so by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

10.        Other Recoupment Rights. The Compensation Committee intends that this Policy be applied to the fullest extent of the law. The Compensation Committee or the Board may require that any employment agreement, equity award, cash incentive award, incentive agreement or any other agreement entered into be conditioned upon the Covered Executive’s agreement to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company Group, whether arising under applicable law, regulation or rule, pursuant to the terms of any other policy of the Company Group, pursuant to any employment agreement, equity award, cash incentive award, incentive agreement or other agreement applicable to a Covered Executive, or otherwise (the “Separate Clawback Rights”). Notwithstanding the foregoing, there shall be no duplication of recovery of the same Erroneously Awarded Compensation under this Policy and the Separate Clawback Rights, unless required by applicable law.

11.        Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

CARTER BANKSHARES, INC. DODD-FRANK CLAWBACK POLICY

ACKNOWLEDGEMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Carter Bankshares, Inc. Dodd-Frank Clawback Policy (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company Group. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company Group reasonably promptly to the extent required by, and in a manner permitted by, the Policy, as determined by the Compensation Committee in its sole discretion.

Signature:      Name:

Date:

A